ALPS Series Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

December 19, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Grzeskiewicz

Re:	ALPS Series Trust (the “Registrant” or the “Trust”), on behalf of its series,

Insignia Macro Fund

Registration Nos. 333-183945 and 811-22747

Dear Mr. Grzeskiewicz:

On behalf of the Registrant, and in connection with the Insignia Macro Fund (the “Fund”), attached hereto is Post-Effective Amendment No. 11 (“PEA 11”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended.

PEA 11 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 6 (“PEA 6”) filed on September 24, 2013 on Form N-1A. PEA 11 (i) reflects changes to PEA 6 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on November 12, 2013, (ii) includes certain other information not previously included in PEA 6, and (iii) includes certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on November 12, 2013 to PEA 6, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

1.     Comment:     Clarify where, in the fee table, the fees and expenses of the commodity trading advisors are reflected.

December 19, 2013

Response:    The Fund currently intends to seek exposure to global macroeconomic and commodities-related investment strategies by investing primarily in in swap contracts, structured notes and other derivatives providing the returns of reference assets such as securities of limited partnerships, corporations, limited liability companies (including individual share classes thereof) and other types of pooled investment vehicles managed by independent managers (each, a “Manager”), including commodity pools (“Underlying Funds”). It is anticipated that the Fund at launch will gain exposure to the Managers by investing in a total return swap on a customized index designed to replicate the aggregate returns of the Underlying Funds selected by the Adviser. The Fund’s Subsidiary will enter into the total return swap. The Fund has included the fee paid to the swap counterparty in the “Annual Fund Operating Expenses” table. The range of the management and performance fees paid to the Managers are detailed in footnote 3 to the table.

We note that although Rule 6-07 of Regulation S-X does not require any payments made to the counterparty in connection with the total return swap to be included in the Fund’s statement of operations and, therefore, would not be reflected in the Fund’s Annual Fund Operating Expenses table by Form N-1A (see Instruction 3(c)(i) to Item 3), the Fund intends to include the fee paid to the swap counterparty or counterparties. We note that a number of registrants have included the swap fee paid to the counterparty in the table following discussion with the staff. These registrants include, without limitation, (i) Grant Park Managed Futures Strategy Fund (811-21720, Series S000031386), (ii) Altegris Managed Futures Strategy Fund (811-21720, Series S000029481), (iii) Altegris Macro Strategy Fund (811-21720, Series S000032048) and (iv) Altegris Futures Evolution Strategy Fund (811-21720, Series S000034148).

2.     Comment:    Please include a total after the “Other Expenses” line item in the fee table if subdividing the line item into separate categories.

Response:    The Fund has made the requested change.

3.     Comment:    In footnote 3 of the fee table, clarify whether the range of management fees and performance fees of the Managers included in the index are of total or net assets.

Response:    The Fund has modified the disclosure to reflect that the range applies to the assigned trading level. More detail on how a Manager’s fees are calculated is set forth under “More on the Fund’s Investments and Related Risks – Additional Information on Underlying Funds” on page 17.

4.     Comment:    In the table following the Example, remove the heading “Number of Years You Own Your Shares.”

December 19, 2013

Response:    The Fund has made the requested change.

5.     Comment:    The Adviser’s contractual agreement to waive fees and/or reimburse expenses must extend for at least one year from the date of the Prospectuses to be included in the “Annual Fund Operating Expenses” table.

Response:    The Fund confirms that the Adviser’s contractual agreement to limit expenses extends runs through January 31, 2015.

6.     Comment:    Confirm, supplementally, that the Fund does not invest directly in Underlying Funds.

Response:    The Fund confirms that it does not presently intend to invest directly in Underlying Funds, but reserves the right to do so in the future.

7.     Comment:    Confirm whether the Fund will concentrate on any particular types of commodities.

Response:    The Fund intends to invest indirectly in a wide variety of commodities but will not concentrate its investments in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding obligations issued or guaranteed by the U.S. Government or any state or territory of the United States or any of their agencies, instrumentalities or political subdivisions).

8.     Comment:    Describe, supplementally, how the Fund will value swaps and structured notes with respect to the requirement to invest at least 40% of net assets in non-U.S. investments.

Response:    The Fund has elected to change its name to the Insignia Macro Fund and therefore will not be required to abide by the 40% limitation.

9.     Comment:    On page 3, change the word “patters” to “patterns.”

Response:    The Fund has made the requested change.

Wholly-Owned Subsidiary

10.     Please respond to the Staff’s comments on wholly-owned subsidiaries.

(a)     Comment:    Confirm supplementally whether all Subsidiary expenses will be included in the Fund’s “Annual Fund Operating Expenses” table.

December 19, 2013

Response:    All Subsidiary expenses will be included in the Fund’s “Annual Fund Operating Expenses” table. The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. Therefore, the expense information included in the Fund’s “Annual Fund Operating Expenses” table will reflect the Fund’s and the Subsidiary’s expenses in the aggregate.

(b)     Comment:    Disclose whether the Subsidiary will be managed subject to the Fund’s compliance policies and procedures, including investment policies and restrictions, accounting policies, affiliated transactions, capital structure and leverage, liquidity, brokerage and valuation.

Response:    Disclosure has been added to the Fund’s prospectus that states that the Subsidiary will be subject to the same investment restrictions and limitations on a consolidated basis with the Fund, and follow the same compliance policies and procedures, as the Fund.

(c)     Comment:    Disclose who will provide advisory services to the Subsidiary and who will pay for such services.

Response:    Disclosure has been added to the Fund’s prospectus that states that the Adviser will provide advisory services to the Subsidiary as part of its overall advisory services to the Fund and that it will not receive a separate fee for its advisory services to the Subsidiary. The Fund’s prospectus contains disclosure that the Fund may seek exposure to Managers by investing in Underlying Funds and that, to the extent the Fund invests in Underlying Funds, shareholders of the Fund will indirectly bear the fees and expenses of any Underlying Fund, including fees paid to Managers.

(d)     Comment:    Disclose whether the financial statements of the Subsidiary will be consolidated with the financial statements of the Fund and whether the consolidated financial statements will be provided in the Fund’s annual and semi-annual reports to shareholders.

Response:    Disclosure has been added that states that the financial statements of the Subsidiary will be consolidated with the financial statements of the Fund and that the consolidated financial statements will be provided in the Fund’s annual and semi-annual reports to shareholders.

(e)     Comment:    Confirm supplementally whether the Subsidiary’s financial statements will be audited and whether the audited financial statements will be filed with the SEC.

Response:    The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. The consolidated financial statements will be audited by Rothstein Kass

December 19, 2013

and filed with the SEC in the Fund’s annual report to shareholders. The Fund’s semi-annual report to shareholders will contain unaudited consolidated financial statements and will be filed with the SEC. The Subsidiary will not prepare separate financial statements that will be audited and filed with the SEC.

(f)     Comment:    Confirm supplementally whether the Subsidiary will enter into a management agreement that meets the requirements of Section 15(a) of the 1940 Act.

Response:    While the Subsidiary is not required to be registered as an investment company and, therefore, is not required to enter into a management agreement that complies with Section 15(a) of the 1940 Act, the Subsidiary intends to enter into a management agreement that substantially complies with the requirements of Section 15(a). The Subsidiary has entered into a management agreement with the Adviser that: (1) is in writing; (2) will initially be approved by the Fund as the sole shareholder of the Subsidiary; (3) describes the compensation to be paid (i.e., the Adviser will not be compensated by the Subsidiary); (4) will continue in effect for a period more than two years from the date of its execution only so long as the board on behalf of the Fund as sole shareholder of the Subsidiary approves its continuance annually; (5) provides that it may be terminated on 60 days’ notice; and (6) provides for automatic termination in the event of its assignment (as that term is defined in the 1940 Act).

(g)     Comment:     Confirm supplementally whether the Subsidiary’s board of directors will comply with the requirements of Section 10 and Section 16 of the 1940 Act or confirm that the Adviser will bring material matters relating to the Subsidiary to the Fund’s Board of Trustees.

Response:     The Subsidiary’s board of directors will not comply with the requirements of Sections 10 and 16 of the 1940 Act. The Subsidiary is not required to be registered as an investment company and, therefore, its board of directors is not subject to the requirements of Sections 10 and 16 of the 1940 Act. The Fund is the sole shareholder of the Subsidiary and controls the Subsidiary. The Subsidiary cannot take any extraordinary actions without the consent of the Fund. The Fund believes that no additional shareholder protections would be provided by having the Subsidiary’s board of directors comply with Sections 10 and 16 of the 1940 Act and complying with Sections 10 and 16 of the 1940 Act could increase the costs associated with the Subsidiary through directors’ fees and additional administrative burdens. The Chief Compliance Officer of the Adviser will serve as the initial member of the Subsidiary’s board of directors. The Adviser has confirmed that it undertakes to bring all material matters relating to the Subsidiary to the Fund’s Board of Trustees in the same manner and to the same extent that it would bring material matters relating to the Fund to the Board of Trustees.

December 19, 2013

(h)     Comment:    Confirm supplementally whether the Subsidiary will employ the same auditor and custodian as the Fund.

Response:    Rothstein Kass, the Fund’s independent auditor, will audit the consolidated financial statements of the Fund and the Subsidiary. The assets of the Subsidiary will be maintained by either Union Bank, N.A., the Fund’s custodian, or Deutsche Bank Trust Company Americas, a sub-custodian.

(i)     Comment:    Provide supplementally an analysis regarding the liquidity of the Fund’s investment in the Subsidiary.

Response:    The Fund will consider its investment in the Subsidiary to be liquid because the Fund may redeem its interest in the Subsidiary within seven business days.

(j)     Comment:    Confirm supplementally whether the Subsidiary will consent to examination of its books and records by the SEC.

Response:    The Fund, on behalf of the Subsidiary, consents to examination of the Subsidiary’s books and records by the SEC.

(k)     Comment:    Confirm supplementally whether the Subsidiary and its directors will sign the Fund’s registration statement.

Response:    The Subsidiary will not be engaged in the offering of securities through the Fund’s registration statement. Accordingly, the directors of the Subsidiary do not presently intend to sign the registration statement. That being said, the Fund will in the future seek to have the directors of the Subsidiary sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

11.    Comment:    The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:    The Fund has been made aware of this Comment.

December 19, 2013

12.     Comment:    With respect to the disclosure on page 3, consider estimating the fees and expenses of the swap in terms of basis points.

Response:    The swap fee paid to the counterparty is expressed in terms of basis points.

13.     Comment:    In the Managed Futures strategy section, clarify whether the Fund will enter into the total return swap with the Subsidiary. Further, disclose who the counterparty is and whether the counterparty is a foreign or domestic entity.

Response:    The Fund has clarified that the Subsidiary will enter into the total return swap and has included additional disclosure on counterparty risk. In a conversation with you on December 18, 2013, you clarified your request to be that the Fund disclose the type of entity of the counterparty. The Fund has added disclosure to the registration statement to reflect that counterparties to the swap are anticipated to be large international investment banks.

14.     Comment:    In the Managed Futures strategy section, clarify what is meant by investing in the total return swap “through the Subsidiary.”

Response:    The Fund means that the Subsidiary will enter into the total return swap.

15.     Comment:    In the Managed Futures strategy section, confirm that Underlying Funds do not include hedge funds.

Response:    The Fund confirms that, at present, Underlying Funds do not include hedge funds.

16.     Comment:    Confirm, supplementally, that the Fund will not use derivatives as part of the Fixed Income strategy.

Response:    The Fund confirms that it does not currently anticipate using derivatives as part of the Fixed Income strategy, but that the Fund is not prohibited from doing so.

17.    Comment:    State whether the Adviser’s Investment Process section refers to Managers of Underlying Funds, the Subsidiary or both.

Response:    The Fund confirms that references to “Managers” within the Investment Process section refer to both the Underlying Funds and Managers to which the Subsidiary will have exposure through total return swaps.

18.    Comment:    Please identify the counterparty under “Counterparty Risk” on page 6.

December 19, 2013

Response:    The Fund has added additional disclosure on counterparty risk.

19.     Comment:    Under the portfolio manager disclosure on page 10, please include only the names, titles and length of service for the portfolio managers. Include the rest of the biographical information in the statutory prospectus.

Response:    The Fund has made the requested change.

20.     Comment:    Please remove the brackets on page 10 under “Purchase and Sale of Fund Shares.”

Response:    The Fund has made the requested change.

21.     Comment:    On page 12, please elaborate on what structured notes are. Also, describe a typical total return swap to demonstrate how this type of transaction works.

Response:    The Fund has added the requested disclosure.

22.     Comment:    Disclose whether swaps can be considered delinquent and address the liquidity issues of swaps.

Response:    The Fund has added additional disclosure on the liquidity of swaps.

23.     Comment:    Please remove the brackets in the “Prior Performance of a Similar Account Managed by the Adviser” section.

    Response:    The Fund has elected to remove the referenced section in its entirety.

24.     Comment:    In the “Prior Performance of a Similar Account Managed by the Adviser” section, please elaborate on the type of entity that the comparable account is, whether it is domestic or foreign, the type of tax treatment it receives and identify any relevant no-action letters that the comparable account is relying on.

Response:    As stated previously, the Fund has removed the referenced section in its entirety.

25.    Comment:    In the “Prior Performance of a Similar Account Managed by the Adviser” section, please confirm whether the performance was achieved by the Adviser or the portfolio managers and confirm that the comparable account used swaps similarly to the way the Fund will use them.

December 19, 2013

Response:    As stated previously, the Fund has removed the referenced section in its entirety.

26. Comment:    Confirm supplementally that in the “Prior Performance of a Similar Account Managed by the Adviser” section, “net of fees” is net of all expenses. Also, explain what is meant by “Total Return Pure Gross of Fees,” the meaning of “dispersion” in the footnote to the table, and whether the last two columns of the table are relevant. Finally, include average annual returns for 1, 5 and 10 years or since the date of inception of the comparable account.

Response:    As stated previously, the Fund has removed the referenced section in its entirety.

27.    Comment:    Please clarify the extent to which Underlying Fund funds will be leveraged and the volatility.

Response:    The Fund has included details disclosure under “More on the Fund’s Investments and Related Risks – Additional Information on Underlying Funds” on pages 17-18.

Statement of Additional Information

28.     Comment:    Please confirm that there is no disclosure in the SAI which is material to an investor’s investment decision or which should be discussed in prospectus.

Response:    The Fund confirms any disclosure in the SAI which Registrant believes is material to an investor’s investment decision is included in the revised prospectus.

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The Registrant and the Fund hereby acknowledge that:

•	the Registrant and the Fund are responsible for the adequacy and accuracy of the disclosure in the filings;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant and the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

December 19, 2013

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If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (720) 917-0651. Thank you.

Sincerely,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary of ALPS Series Trust